Exhibit 3

Text of Article II, Section 5 of Bylaws, as Amended

SECTION 5. Notice of Meeting. Not less than ten (10) nor more than ninety (90) days before each shareholders meeting, the Secretary of the Corporation shall give notice in writing or by electronic transmission of the meeting to each shareholder entitled to vote at the meeting and each other shareholder entitled to notice of the meeting. The notice shall state (1) the time of the meeting, the place of the meeting, if any, and the means of remote communication, if any, by which shareholders and proxy holders may be deemed to be present in person and may vote at the meeting; and (2) the purpose of the meeting, if the meeting is a special meeting or notice of the purpose is required by any other provision of the General Laws of the State of Maryland.

Any notice given to a shareholder is effective if given by a single notice in writing or by electronic transmission to all shareholders who share an address unless the Corporation has received a request from a shareholder in writing or by electronic transmission that a single notice not be given. If a shareholder be present at a meeting, or in writing waives notice thereof before or after the meeting and such waiver is filed with the records of the meeting of shareholders, notice of the meeting to such shareholder shall be unnecessary.

When any shareholders meeting, either annual or special, is adjourned for more than thirty (30) days, notice of the adjourned meeting shall be given as in the case of an original meeting. It shall not be necessary to give any notice of the time and place of any meeting adjourned for thirty (30) or fewer days or of the business to be transacted at such adjourned meeting, other than an announcement at the meeting at which such adjournment is taken.